SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK $.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   973812 10 0
                                 (CUSIP Number)

                               Dr. Kevin Phillips
                                   Gary Molnar
                               c/o FPM Group, Ltd.
                               909 Marconi Avenue
                           Ronkonkoma, New York 11779
                                 (516) 737-6200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:
                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 30, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

--------------------                                     -----------------------
CUSIP No.                                                Page 2 of 10 Pages
--------------------                                     -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

----------------------                                --------------------------
CUSIP No.                                             Page 3 of 10 Pages
----------------------                                --------------------------

--------------------------------------------------------------------------------
1        |    NAME OF REPORTING PERSON
         |    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |    Dr. Kevin Phillips
--------------------------------------------------------------------------------
         |
2        |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
         |                                                         (b) |X|
--------------------------------------------------------------------------------
3        |    SEC USE ONLY
         |
--------------------------------------------------------------------------------
4        |    SOURCE OF FUNDS*
         |
         |    OO
--------------------------------------------------------------------------------
5        |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |    TO ITEMS 2(d) OR 2(e)
         |                                                             |_|
--------------------------------------------------------------------------------
6        |        CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |        United States of America
--------------------------------------------------------------------------------
                          |   7   |    SOLE VOTING POWER
                          |       |
                          |       |    1,645,839 (1)
      NUMBER OF SHARES    |-------|---------------------------------------------
        BENEFICIALLY      |   8   |    SHARED VOTING POWER
       OWNED BY EACH      |       |
      REPORTING PERSON    |       |        0
           WITH           |       |
-------------------------------------------------------------------------------
                          |   9   |    SOLE DISPOSITIVE POWER
                          |       |
                          |       |        1,645,839 (1)
                          |-------|---------------------------------------------
                          |   10  |    SHARED DISPOSITIVE POWER
                          |       |
                          |       |        0
--------------------------------------------------------------------------------
11       |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        1,645,839 (1)
--------------------------------------------------------------------------------
12       |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |   SHARES                                           |_|
--------------------------------------------------------------------------------
13       |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        4.9%
--------------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        IN
--------------------------------------------------------------------------------

     *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

------------------------
(1) Dr. Kevin Phillips beneficially holds (a) 245,839 shares of common stock ("Common Stock") of Windswept Environmental Group, Inc. (the "Company"), (b) 650,000 shares of Series A Preferred Stock, which is convertible into an equal number of shares of Common Stock and (c) options to purchase 750,000 shares of Common Stock.

----------------------                                --------------------------
CUSIP No.                                             Page 4 of 10 Pages
----------------------                                --------------------------

--------------------------------------------------------------------------------
1        |    NAME OF REPORTING PERSON
         |    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |    Gary Molnar
--------------------------------------------------------------------------------
         |
2        |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
         |                                                         (b) |X|
--------------------------------------------------------------------------------
3        |    SEC USE ONLY
         |
--------------------------------------------------------------------------------
4        |    SOURCE OF FUNDS*
         |
         |    OO
--------------------------------------------------------------------------------
5        |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |    TO ITEMS 2(d) OR 2(e)
         |                                                             |_|
--------------------------------------------------------------------------------
6        |        CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |        United States of America
--------------------------------------------------------------------------------
                          |   7   |    SOLE VOTING POWER
                          |       |
                          |       |    1,135,839 (1)
      NUMBER OF SHARES    |-------|---------------------------------------------
        BENEFICIALLY      |   8   |    SHARED VOTING POWER
       OWNED BY EACH      |       |
      REPORTING PERSON    |       |        0
           WITH           |       |
-------------------------------------------------------------------------------
                          |   9   |    SOLE DISPOSITIVE POWER
                          |       |
                          |       |        1,135,839 (1)
                          |-------|---------------------------------------------
                          |   10  |    SHARED DISPOSITIVE POWER
                          |       |
                          |       |        0
--------------------------------------------------------------------------------
11       |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        1,135,189 (1)
--------------------------------------------------------------------------------
12       |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |   SHARES                                           |_|
--------------------------------------------------------------------------------
13       |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        3.4%
--------------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        IN
--------------------------------------------------------------------------------

     *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

------------------------
(1) Gary Molnar beneficially holds (a) 235,839 shares of Common Stock, (b) 650,000 shares of Series A Preferred Stock, which is convertible into an equal number of shares of Common Stock and (c) and options to purchase 250,000 shares of Common Stock.

ITEM 1.  SECURITY AND COMPANY.

         The class of securities to which this statement relates is the common stock, $0.0001 par value (the "Common Stock"), of Windswept Environmental Group, Inc. (the "Company"). The Company is a Delaware corporation with principal executive offices at Windswept Environmental Group, Inc., 100 Sweeneydale Avenue, Bay Shore, New York 11706.


ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Dr. Kevin Phillips and Gary Molnar (the "Reporting Persons").

         (b) The business address of the Reporting Persons is c/o FPM Group, Ltd. 909 Marconi Avenue, Ronkonkoma, New York 11779.

         (c) Dr. Kevin Phillips is, and has been, a director of the Company since March 1998. The Reporting Persons are principals of FPM Group, Ltd. which provides engineering and environmental consulting services to the government and private sectors.

         (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In connection with the transactions described in Item 4 hereof (the answer to which is incorporated herein by reference), the Company granted to each of Dr. Kevin Phillips and Gary Molnar options, exercisable at $0.09 per share, to purchase 250,000 shares of Common Stock each in consideration for the Reporting Person's agreement to enter into the transactions described in Item 4 below. The options are fully vested and exercisable and expire on June 29, 2015.

ITEM 4.  PURPOSE OF TRANSACTION

         On June 30, 2005, the Company sold to Laurus Master Fund, Ltd. ("Laurus") a secured convertible note in the principal amount of $5,000,000. The Company also granted to Laurus (a) a twenty-year option to purchase 30,395,179 shares of common stock at a purchase price of $0.0001 per share (the "Laurus Option") and (b) a seven-year Common Stock purchase warrant to purchase 13,750,000 shares of Common Stock at an exercise price of $0.10 per share. In connection with these transactions, Spotless surrendered 45,865,143 shares to the Company for cancellation. Following these transactions, the Company cancelled these 45,865,143 shares reducing its number of issued and outstanding shares to 32,071,215.

         Concurrently, the Company granted ten-year options that are fully vested and exercisable at $0.09 per share to the Reporting Persons, to purchase an aggregate of 500,000 shares of its common stock, in consideration for their agreement to (1) postpone the mandatory redemption of their Series A Preferred Stock from February 2007 until the earlier of (i) six months after the repayment of the Laurus Note or (ii) June 30, 2010; and (2) defer receipt of dividend payments on the Series A Preferred Stock due on and after June 30, 2005, pursuant to the terms of the Forebearance and Deferral Agreement by and among the Reporting Persons, Michael O'Reilly, the President and Chief Executive Officer of the Company, the Company and Laurus (the "Forebearance and Deferral
Agreement"). Under the Forebearance and Deferral Agreement, the Reporting Persons and Mr. O'Reilly have agreed to propose and vote in favor of an amendment to the Company's Certificate of Incorporation to sufficiently increase the number of the Company's authorized shares at the Company's next annual shareholders meeting to be held by December 2005. This is to be done in order to ensure that the Company has a sufficient number of authorized and unissued and unreserved shares of Common Stock to issue all shares of Common Stock to Laurus. In connection with this transaction, the Reporting Persons may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. None of the Reporting Persons have any dispositive or voting power with respect to the shares of Common Stock owned by other holders, including Michael O'Reilly, and each disclaims any beneficial ownership therein.

         As part of the transactions, the Reporting Persons executed lock-up agreements (the "Lock-Up Agreements"), whereby each Reporting Person agreed that he will not (nor will he cause any immediate family member of (i) the respective Reporting Person or (ii) the respective Reporting Person's spouse, living in the respective Reporting Person's household to), without the prior written consent of Laurus (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule

13d-3 under the Exchange Act) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, until the earlier of (a) the repayment in full by the Company of the secured convertible promissory note issued to Laurus and dated as of the date hereof in the principal amount of $5,000,000 or such lesser amount as may be due thereunder or
(b) June 30, 2010.

         All of the securities were issued in private offerings pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended.

         The Reporting Persons, in their capacities as holders of rights to acquire shares of Common Stock, intend to vote their shares of Common Stock, if any, as holders of Common Stock only, as they deem appropriate from time to time, subject to the Forbearance and Deferral Agreement. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Common Stock from or to any person, they may purchase shares from time to time, and may sell shares from time to time, subject to the Lock-Up Agreements, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as they shall determine, other than as described above. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, applicable contractual restrictions such as the Lock-Up Agreements, and the evaluation of alternative interests. The Reporting Persons intend to review continuously such factors with respect to their ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute their shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

         (a) Aggregate number of shares of shares beneficially owned by Dr. Kevin Phillips: 1,645,839(1); Percentage: 4.9%(1)

         (b)      1. Sole power to vote or to direct vote: 1,645,839(1)
                  2. Shared power to vote or to direct vote: N/A

                  3. Sole power to dispose or to direct the
                     disposition: 1,645,839(1)
                  4. Shared power to dispose or to direct the
                     disposition: N/A

         (c) Other than as reported in Item 2 and 4 above, there were no transactions by Dr. Kevin Phillips during the past sixty
                  (60) days.

         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Kevin Phillips.

         (e)      Not applicable.



         (a) Aggregate number of shares of Common Stock beneficially owned by Gary Molnar: 1,135,839(2); Percentage: 3.4%(2)

         (b)      1. Sole power to vote or to direct vote: 1,135,839(2)
                  2. Shared power to vote or to direct vote: -0-
                  3. Sole power to dispose or to direct the
                     disposition: 1,135,839(2)
                  4. Shared power to dispose or to direct the
                     disposition: N/A

         (c) Other than as reported in Item 2 and 4 above, there were no transactions by Gary Molnar during the past sixty (60) days.

         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by Gary Molnar.

         (e)      Not applicable.

--------------------
(1) Dr. Kevin Phillips beneficially holds (a) 245,839 shares of common stock, (b) 650,000 shares of Series A Preferred Stock, which is convertible into an equal number of shares of Common Stock and (c) options to purchase 750,000 shares of Common Stock.
(2) Gary Molnar beneficially holds 650,000 shares of Series A Preferred Stock, which is convertible into an equal number of shares of Common Stock of the Company, and options to purchase 250,000 shares of Common Stock of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.1 Option to purchase 250,000 shares of common stock, dated the Closing Date, granted by the Company to Dr. Kevin Phillips (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on
            July 7, 2005).

     1.2 Option to purchase 250,000 shares of common stock, dated the Closing Date, granted by the Company to Gary Molnar (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on
            July 7, 2005).

     1.3 Forebearance and Deferral Agreement, dated the Closing Date, by and among the Company, the Reporting Persons, Michael O'Reilly and Laurus Master Fund, Ltd. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

     1.4 Lock-Up Agreement, dated the Closing Date, executed by Dr. Kevin Phillips.

     1.5    Lock-Up Agreement, dated the Closing Date, executed by Gary Molnar.

     1.6 Composite Certificate of Incorporation of the Company, including the terms of the Series A Preferred Stock
            (Incorporated by reference to Exhibit 3.1 of Company's Quarterly Report on Form 10-Q (Date of Report: January 31,
            2001) filed with the SEC on March 19, 2001.)

     1.7 Joint Filing Agreement, dated the date hereof, executed by Messrs. Phillips and Molnar.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 11, 2005


                                                      /s/ Kevin Phillips
                                                --------------------------------
                                                Dr. Kevin Phillips

                                                      /s/ Gary Molnar
                                                --------------------------------
                                                Gary Molnar